Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-190607, 333-260033, and 333-266018) on Form S-8 of Expro Group Holdings N.V. of our report dated March 1, 2021, with respect to the consolidated financial statements of Expro Group Holdings N.V. and subsidiaries (formerly, Frank’s International N.V. and subsidiaries), which report appears in the Form 8-K of Expro Group Holdings N.V. dated January 12, 2023.

Our report refers to the change in accounting method for leases as of January 1, 2019 due to the adoption of the provisions of Accounting Standards Codification Topic 842 – Leases, as amended.

/s/ KPMG LLP

Houston, Texas

January 12, 2023